ThoughtShare Communications Inc.

100 – 5949 Patrick Street
Burnaby, B.C.
V5J 3B8
www.thoughtshare.com
P: 604-605-8715

02060373

SUPPL

November 6, 2002
Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3011
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek, Office of International Corporate Finance

Dear Sirs:

Re: ThoughtShare Communications Inc.
12g3-2(b) Exemption #82-2442

In order to maintain the above exemption in good standing, we enclose the following:

1. News release dated October 25, 2002.
2. BC Form 53-901F – Material Change Report dated October 25, 2002.
3. BC Form 45-902F – Report on Exempt Distribution dated November 1,2002.

Yours truly,

Blaine Bailey
CFO Director

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F
(Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. **State the full name, address and telephone number of the issuer of the security distributed.**

ThoughtShare Communications Inc.
100 – 5949 Patrick Street
Burnaby, B.C. V5J 3B8
Tel. (604) 605-8715

2. **State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

The issuer is a reporting issuer in British Columbia and Alberta.

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

The issuer is listed on the TSX Venture Exchange.

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

Convertible debentures totalling $140,000. The convertible debentures expire on September 17, 2004, bear interest at the rate of 8% per annum, and are convertible into units of the Company at a price of $0.10 each. Each unit consists of one share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase common shares of the company at $0.10 for a term of 2 years.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	*Number of securities purchased**	*Date of distribution*	*Price per security / total purchase price (Canadian $)*	*Exemption relied on*	*Length of any restricted or seasoning period*
Fred Fabro Surrey, B.C.	200,000 units	Sept. 23/02	$20,000	MI 45-103	4 months

Blaine Bailey Burnaby, B.C.	150,000 units	Sept. 23, 2002	$15,000	MI 45-103	4 months
Eric Gerritsen Arlington, MA	250,000 units	Sept. 23, 2002	$25,000	MI 45-103	4 months
Jon Husband Vancouver, B.C.	500,000 units	Sept. 23, 2002	$50,000	MI 45-103	4 months
Seaview International Inc. Alofi, Niue	300,000 units	Sept. 23, 2002	$30,000	MI 45-103	4 months

* if converted

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full name and residential address of purchaser	*Telephone number and e-mail address of purchaser*	*Type of security and number purchased*	*Exemption relied on*
See attached			

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

   $80,000.00

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	*Compensation paid (number and type of security and/or cash amount (Canadian $)*	*Price per share (Canadian $)*
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, B.C. this 1st day of November 2002.

THOUGHTSHARE COMMUNICATIONS INC.

per:

Blaine Bailey

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE

Item 6:

Full name and residential address of purchaser	*Telephone number and e-mail address of purchaser*	**Type of security and number purchased*	*Exemption relied on*
Fred Fabro 13693 18th Avenue Surrey, B.C. V4A 1W5	604-535-2821 fred_fabro@telus.net	Common shares 200,000	MI 45-103
Blaine Bailey 5949 Patrick Street Burnaby, B.C. V5J 3B8	604-431-5193 bybailey@telus.net	Common shares 150,000	MI 45-103
Eric Gerritsen 99 Bartlett Avenue Arlington, MA 02476	781-492-5787 eric@globalseedcapital.com	Common shares 250,000	MI 45-103
Jon Husband 303 – 2077 Nelson Street Vancouver, B.C.	604-689-1671 jon@wirearchy.com	Common shares 500,000	MI 45-103
Seaview International Inc. No2 Commercial Center Square Alofi, Niue		Common shares 300,000	MI 45-103

* if converted

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

82-2442

THOUGHTSHARE COMMUNICATIONS INC.

NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

Vancouver, BC (October 25, 2002) – ThoughtShare Communications Inc. today reported that it has completed its convertible debenture as previously announced on September 10,2002. The gross proceeds are $140,000. Any shares issued upon exercise of the convertible debenture are subject to a 4-month hold period.

The Company also advises that effective October 28,2002 the address for the company will be 100 – 5949 Patrick Street Burnaby B.C. V5J 3B8 and its new phone number will be 604-605-8715.

ON BEHALF OF THE BOARD OF
THOUGHTSHARE COMMUNICATIONS INC.

"Fred Fabro"

Fred Fabro, President

#82-2442

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

   ThoughtShare Communications Inc. (the "Company")
   300 – 56 East 2nd Avenue
   Vancouver, B.C. V5T 1B1

   tel. (604) 873-8724

2. **Date of Material Change**

   October 25,2002

3. **Press Release**

   Issued on October 25, 2002 and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

   The Company has completed its convertible debenture, which resulted in gross proceeds of $140,000 as previously announced on September 10,2002. Any shares issued upon exercise of the convertible debenture are subject to a 4-month hold period.

5. **Full Description of Material Change(s)**

   see attached news release

6. **Reliance on Section 85(2) of the *Securities Act* (British Columbia) or, Reliance on Section 118(2) of the *Securities Act* (Alberta)**

   Not Applicable

7. **Omitted Information**

   Not Applicable

8. **Senior Officer**

   Blaine Bailey
   300 – 56 East 2nd Avenue
   Vancouver, B.C. V5T 1B1
   tel. (604) 873-8724

9. Statement of Senior Officer

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, this 25th day of October 2002.

THOUGHTSHARE COMMUNCATIONS INC.
per:

"Blaine Bailey"

Blaine Bailey, Director